UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549


SCHEDULE 13D



______________________MTR Gaming Group, Inc._____________________
(Name of Issuer)

___________________________Common Stock__________________________
(Title of Class of Securities)

____________________________554769100____________________________
(CUSIP Number)

			Roger D. Hunter, Esq., Neely & Hunter
			159 Summers Street (Suite 310)
			Charleston, West Virginia  25301-2134
__________________________(304) 343-6500_________________________
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

__________________________January 3, 2007________________________
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.

		[___]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).




Cover, END Page 1



CUSIP No.__553769100_____________________________________________

1.	Names of Reporting Persons.
	I.R.S. Identification Nos. of above persons (entities only).

	____________Margaret Beth Arneault___________________________

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

(a)	[___]___________________________________________________________

(b)	[___]___________________________________________________________


3.	SEC Use Only________________________________________________

4.	Source of Funds (See Instructions)___OO (See Items 3 and 4)_

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items
2(d) or 2(e)	___[___]____

6.	Citizenship or Place of Organization___United States_________

7.	Sole Voting Power__________________1,654,266_________________

8.	Shared Voting Power_______0 (Not Applicable)_________________

9.	Sole Dispositive Power_____________1,654,266_________________

10.	Shared Dispositive Power________0 (Not Applicable)___________

11.	Aggregate Amount Beneficially Owned by Each Reporting Person
_________1,654,266 (at 1/3/07) See Items 3 and 4 below______________

12.	Check if the Aggregate in Row (11) Excludes Certain Shares (See
	Instructions)_____[___]_________

13.	Percent of Class Represented by Amount in Row (11)
______________________________________6.01594%___________________

14.	Type of Reporting Person (See Instructions)
________________________________________IN_______________________













Cover, END Page 2


Item 1  Security and Issuer

	Common Stock (1,654,266 shares covered by this report)

MTR Gaming, Inc. (trading symbol "MNTG")
State Route 2 South
P.O. Box 356
Chester, West Virginia 26034




Item 2  Identity and Background

	(a)	Margaret Beth Arneault (hereinafter referred to as "Ms. Arneault")

	(b)	7400 Biscayne Way
		Grand Rapids, Michigan  49546

	(c)	Career and educational consultant (self-employed)
		Career Direction Services, Inc.
		3934 Cascade Road
		Grand Rapids, Michigan  49546

	(d)	No

	(e)	No

(f) Ms. Arneault is a citizen of the United States of America and currently in Michigan.




Item 3.	Source and Amount of Funds or Other Consideration

	The 1,654,266 shares of common stock reported on this Schedule 13D were shares that Ms. Arneault's ex-husband Edward R. Arneault (hereinafter, "Mr. Arneault") was required to transfer to her after a mandate and order issued by the Supreme Court of Appeals of the State of West Virginia under the terms of a Settlement Agreement in a divorce proceeding between Ms. Arneault and her ex-husband, and in such order Ms. Arneault was charged by the Court with a pro-rata portion of any associated debt, all as a division of the marital estate (hereinafter, the "Court-Ordered Transfer"); thus, she did not purchase the shares from Mr. Arneault.










END Page 3


	Ms. Arneault notes that, at the time Mr. Arneault forwarded the initial transfer paperwork to the Transfer Agent (Continental Stock Transfer &
Trust Company, New York, New York) in December (on or about December 22,
2006), there was a loan against the relevant shares of MTR Gaming Group, Inc. owed by Mr. Arneault to his brokerage firm (Brown Brothers, Harriman). Ms. Arneault arranged with her brokerage firm (Morgan Stanley DW, Inc. and/or its affiliates) to borrow sufficient funds to cover and retire a pro rata portion of that loan balance ($4,500,000). It is Ms. Arneault's understanding that the Transfer Agent subsequently required additional paperwork to complete the process of transferring ownership into her name, and that such transfer process was completed on January 3, 2007 (or January 4, 2007 at the latest).





Item 4.  Purpose of Transaction

	Under the Court-Ordered Transfer, as further noted above, shares were to be transferred to Ms. Arneault by her ex-husband Mr. Arneault after a mandate and order issued by the Supreme Court of Appeals of the State of West Virginia under the terms of a Settlement Agreement in a divorce proceeding between Ms. Arneault and her ex-husband, as a division of the marital estate thus, Ms. Arneault did not purchase the shares from Mr. Arneault.

(a)	As of January 3, 2007 (and January 4, 2007), Ms. Arneault believed it prudent and in her best interests to diversify her investments and not to have most of her investment portfolio invested in just one stock in one industry, and she intended to sell her shares as part of her overall investment objectives and strategy aimed at achieving a more diversified asset allocation. She sold the shares to her brokerage firm (Morgan Stanley DW, Inc. and/or its affiliates) on January 4, 2007 for $10.84 per share, and retired the above-referenced debt. The settlement date for such transaction was January 9, 2007. An amendment of this Schedule 13D to reflect the disposition of her shares will follow.

(b)	Not applicable.

(c)	Not applicable.

(d)	Not applicable.

(e)	Not applicable.

(f)	Not applicable.

(g)	Not applicable.

(h)	Not applicable.

(i)	Not applicable.

(j)	Not applicable.  See Item 4(a) above.


END Page 4


Item 5. Interest in Securities of the Issuer

(a)	The subject 1,654,266 shares reported herein would constitute approximately 6.01594% of the Issuer's 27,498,026 shares of Common Stock outstanding at November 6, 2006, which was the number of such shares outstanding as reflected in the Form 10-Q of the Issuer for the three months ending September 30, 2006.

(b)	The subject 1,654,266 shares are the only shares of the Issuer that
Ms. Arneault has owned in the Issuer, and upon completion of the transfer process, she had sole power to vote the shares as well as sole power to dispose of these shares.

(c) Apart from the above-referenced Court-Ordered Transfer to Ms.
Arneault and sale by Ms. Arneault (see Item 4, including paragraph 4(a) above), there were no other transactions by her in this stock in the 60 days preceding the filing of this Schedule 13D.

(d)	Not applicable.

(e) Ms. Arneault ceased to be the beneficial owner of more than five percent of the Common Stock of the Issuer on January 9, 2007, as noted above. An amendment of this Schedule 13D to reflect the disposition of her shares will follow. See also Items 4(a) and 5(c) above.




Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

	Not applicable. (No other persons are named in Item 2. As noted above, the Court-Ordered Transfer to Ms. Arneault was not a purchase but rather was a court-ordered division of the marital estate. In addition, Ms.
Arneault has sold the stock and will file an amendment of this Schedule
13D to reflect the same.  See Items 3 and 4 including Item 4(a), above.)

















END Page 5


Item 7.  Material to Be Filed as Exhibits

	Not applicable*. (No other persons are named in Item 2. As noted above, the Court-Ordered Transfer to Ms. Arneault was not a purchase but rather was a court-ordered division of the marital estate. In addition, Ms.
Arneault has sold the stock and will file an amendment of this Schedule
13D to reflect the same.  See Items 3 and 4 including Item 4(a), above.)






Signature*

	After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
			_		_________January 2,2007_________________
							Date

					________/s/ Margaret Beth Arneault_______
							Signature

					___________Margaret Beth Arneault________
							Name/Title







*The Special Power of Attorney for Roger D. Hunter, Esq., who affixed Margaret Beth Arneault's signature hereto with her permission and at her direction, is attached as Exhibit Ex-1.









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